August 17, 2009
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Shaw Communications Inc.
Form 40-F for the year ended August 31, 2008
Filed: December 1, 2008
File No: 1-14684
Dear Mr. Spirgel:
Further to our request of July 21, 2009, due to summer vacation schedules we are requesting an additional extension of time until August 27, 2009 to respond to your supplemental letter dated June 30, 2009.
Please do not hesitate to call me at (403) 750-4564 if you would like to discuss this matter.
Sincerely,
/s/ Rhonda Bashnick
Rhonda Bashnick
VP Finance
Shaw Communications Inc.
Shaw Communications Inc.

Suite 900, 630 – 3rd Avenue SW, Calgary, Alberta T2P 4L4
Telephone (403) 750-4500 • Facsimile (403) 750-4501